MANHATTAN BANCORP

2141 Rosecrans Avenue, Suite 1160

El Segundo, CA  90425

June 24, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Manhattan Bancorp
Rule 477 Application for Withdrawal
Registration Statement on Form S-8 (File No. 333-152241)
Filed on July 10, 2008

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Manhattan Bancorp (the “Company”) hereby respectfully requests that the Commission consent to the withdrawal of the above-referenced registration statement and all exhibits thereto (the “Form S-8 Registration Statement”).

The Company is requesting withdrawal of the Form S-8 Registration Statement as it has recently come to the attention of the Company that the Company, which is a voluntary filer under Section 15(d) under the Exchange Act of 1934, was precluded from using Form S-8 to register its securities by General Instruction A.1 of Form S-8.

The Company confirms that no securities have been issued pursuant to the Form S-8 Registration Statement.

If you have any questions regarding the request for withdrawal, please contact our counsel, Madge S. Beletsky of King, Holmes, Paterno & Berliner LLP, at (310) 282-8911.

Sincerely,

MANHATTAN BANCORP

By:	/s/ Dean Fletcher
Dean Fletcher
Executive Vice President and Chief Financial Officer